1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2003

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jin Rong Avenue

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes          No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-         .)

EXHIBITS

Exhibit Number		Page

1.1	Announcement of Annual Results for the Year Ended December 31, 2002, dated April 24, 2003.	4

1.2	Notice of Annual General Meeting, dated April 24, 2003.	15

FORWARD-LOOKING STATEMENTS

The Announcement of Annual Results for the Year Ended December 31, 2002, dated April 24, 2003, of the Company, constituting Exhibit 1.1 to this Form 6-K, contain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-100042), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 25, 2003	By:	/s/ ZHOU DEQIANG

	Name: Title:	Zhou Deqiang Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Announcement of Annual Results

for the Year Ended 31 December 2002

HIGHLIGHTS

•	Total operating revenue was RMB75,496 million, up by 10.1%

•	Total number of access lines in service reached 56.86 million, up by 17.3%

•	Broadband subscribers up to 1.38 million, an increase of 247.4%

•	Profit attributable to shareholders was RMB16,864 million, up by 145.0%

•	Earnings per share reached RMB0.24

•	EBITDA reached RMB42,260 million, EBITDA margin reached 56.0%

CHAIRMAN’S STATEMENT

In 2002 China Telecom Corporation Limited successfully completed its corporate restructuring and went on to complete its global initial public offering. The Company has seized this opportunity to advance closer to its goal of being a world-class telecommunications company and has turned in a strong performance for the year, surpassing its goals for 2002 and realising its promises to shareholders.

Review of 2002

Revenue for the year grew by 10.1% to RMB75,496 million and net income increased to RMB16,864 million with a net profit margin of 22.3%, while operating expenses of RMB54,118 million, 7.3% up from 2001, increased at a rate lower than that of revenue. We have expanded our wireline subscriber base by 17.3%, adding 8.38 million access lines in service, bringing our total to 56.86 million. We more than doubled the size of our broadband business, signing up approximately 0.98 million new customers to reach a year-end subscriber base of 1.38 million. Profitability was enhanced with basic earnings per share of RMB0.24.

Our strong performance is largely the result of the effective execution of our business strategies, continued improvement of our internal management systems, encouragement of innovation, and steadfast work ethic. This has led the Company into a new era of development along with a new corporate image.

•	We firmly believe in the maximisation of shareholder value as our operating principle. We seek to develop a business model that is market-oriented, customer-centered, and return-driven. We strive to take advantage of organic and external growth opportunities to leverage our strength and continuously create value for our shareholders.

•	We fine-tune our marketing strategy according to market conditions. We adopt different marketing strategies based on specific customer segments. This has enabled us to achieve stable growth in wireline voice services and high growth in broadband and Internet services. We have enhanced revenue driven by traffic volume growth and also actively developed new value-added services. As a result, we have successfully maintained a commanding market position.

•	We continue to take measures to improve cost control and profitability. We have upgraded our overall budget planning and control capabilities through centralised cash, investment, and equipment procurement management. We have consistently implemented operating expense controls, especially in network operations and maintenance, and have reduced capital expenditures, thereby improving profitability.

•	We are continuing management reform initiatives. We have re-positioned our local branches as Basic Business Units and carried out a critical overhaul of their business operations. We have established an internal Service Level Agreement mechanism between front-end marketing units and back-end network support units. A Key Performance Indicator system has been established to improve performance evaluation. We have upgraded our information technology infrastructure (CTG —- MBOSS). All of these efforts are designed to improve our operating efficiency, market responsiveness and service quality, so as to strengthen our core competitiveness.

•	We continue to capitalise on our network advantages. Our network is characterised by reliability, extensive coverage and high capacity. While further optimising its structure, we have upgraded network intelligence. As a result, we are able to create new value-added products and services for our customers and are well-positioned to migrate seamlessly to the next generation of technology.

•	We have taken innovative measures in the management of human resources. We have established a compensation system linked with value creation and growth in profitability. We have also set up a dual-track promotion system for employee career development. Together these new approaches have greatly stimulated the enthusiasm and creativeness of our employees, creating a strong basis for our new corporate culture.

•	We have adopted OECD corporate governance standards. In accordance with relevant laws and regulations, we have adopted OECD corporate governance norms. We have established a corporate governance structure consisting of shareholders’ meetings, board of directors, supervisory committee, and corporate management with clear-cut responsibilities. Under the board of directors, we have established audit and remuneration committees in which independent directors play key roles. Further, we are continuing our efforts to improve information disclosure to ensure transparent, efficient and smooth communications between management and investors.

In 2002, we successfully completed our initial public offering, the world’s largest telecom IPO for the year. Our shares have been listed on the Stock Exchange of Hong Kong and the New York Stock Exchange since November 2002. We take pride in the fact that Fortune magazine named us as one of the “most admired companies” for the year 2002.

Outlook for 2003

We believe China’s economy will continue to record strong and healthy growth in 2003 with the goal of further improving the people’s living standards. The government’s strategic focus is on the development of information technology. Under the slogan of “let technology drive industrial development, let industrial development drive technology”, a nationwide promotional campaign will help stimulate demand for telecommunications services. With low penetration rates across most of China for wireline services, we see a huge potential for growth. Data communications and information technology solutions have shown strong demand among all customer segments. With the popularisation of the Internet, the communication of knowledge and information will drive the fast growth of our broadband services. Various information applications will stimulate high-capacity, value-addedservices of all kinds. We intend to take full advantage of the unique opportunity presented by China’s large and growing market to create as much value as possible for our shareholders.

Over time, we believe the regulatory environment will become more transparent and mature. Tariff policy for wireline telecommunication services is basically stable. Regulations benefit us in the provision of new services that will enjoy strong demand and high margins. We are actively seeking to become a full service telecommunications operator.

The reform and restructuring of China’s telecommunications sector continues to provide us with both opportunities and challenges. We welcome orderly competition as well as cooperation with others in the years to come in the best interest of our shareholders. As a responsible carrier, we seek to provide as many telecom services as possible when they are commercially viable, so as to better serve our communities.

We have the unique right, but not the obligation, to grow through acquisitions of high-quality assets from our parent company and see this type of opportunity as an important means of expanding our operations. If we seek to carry out such an acquisition, however, it will be based on market conditions and commercial considerations and will be subject to minority shareholders’ approval.

We are excited by our future prospects. We will continue to improve capital expenditures and operating expense control so as to enhance our profitability. We are building China Telecom on the values of innovation, integrity, cooperation, value creation based on a carefully executed strategy. We have a commitment to you, our shareholders and customers, to share the very best of this Information Age.

Dividend Policy

At the forthcoming annual general meeting, the board of directors will propose a dividend of HK$0.065 per share on an annual basis. Actual dividend payment for the year 2002 will be pro-rated based on the period from the date of listing to 31 December 2002.

Finally, I would like to take this opportunity to express my sincere thanks to all of our constituents — our board members, supervisors, shareholders, employees and customers, for your great support this year.

Zhou Deqiang

Chairman and Chief Executive Officer

Beijing, PRC

24 April 2003

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2002 extracted from the audited financial statements of the Group as set out in its 2002 annual report.

CONSOLIDATED STATEMENT OF INCOME AND CONSOLIDATED

BALANCE SHEET (AUDITED)

CONSOLIDATED STATEMENT OF INCOME

for the year ended 31 December 2002

(Amounts in millions, except per share data)

		2002	2001
	Note	RMB	RMB
Operating revenue		75,496	68,546
Operating expenses
Depreciation and amortisation		(20,882)	(19,451)
Network operations and support		(20,131)	(20,269)
Selling, general and administrative		(10,468)	(9,401)
Other operating expenses		(2,637)	(1,327)

Total operating expenses		(54,118)	(50,448)
Operating profit		21,378	18,098
Deficit on revaluation of property, plant and equipment		—	(11,930)
Net finance (costs)/income		(632)	293
Investment income		4	310
Share of profit from associates		35	22

Profit before taxation and minority interests		20,785	6,793
Taxation		(3,855)	69
Profit before minority interests		16,930	6,862
Minority interests		(66)	21

Profit attributable to shareholders		16,864	6,883

Basic earnings per share	2	0.24	0.10

Weighted average number of shares	2	69,242	68,317

CONSOLIDATED BALANCE SHEET

at 31 December 2002

(Amounts in millions)

	2002	2001
	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net	149,165	138,623
Construction in progress	20,319	23,274
Lease prepayments	2,644	2,638
Interests in associates	429	417
Investments	270	446
Deferred tax assets	5,118	4,059
Other assets	6,405	5,749

Total non-current assets	184,350	175,206
Current assets
Inventories	1,066	1,413
Accounts receivable, net	5,961	5,608
Prepayments and other current assets	1,736	2,752
Time deposits with maturity over three months	1,316	473
Cash and cash equivalents	16,423	3,882

Total current assets	26,502	14,128

Total assets	210,852	189,334

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	19,175	18,827
Current portion of long-term debt	2,219	3,621
Accounts payable	14,399	14,919
Accrued expenses and other payables	10,266	11,672
Income tax payable	3,842	212
Current portion of finance lease obligations	—	38
Current portion of deferred revenues	7,726	8,155

Total current liabilities	57,627	57,444

Net current liabilities	(31,125)	(43,316)

Non-current liabilities
Long-term debt	4,853	7,101
Finance lease obligations	—	11

Deferred revenues	21,612	26,353
Deferred tax liabilities	618	—

Total non-current liabilities	27,083	33,465

Total liabilities	84,710	90,909
Minority interests	1,134	940

Shareholders’ equity
Share capital	75,614	—
Reserves	49,394	97,485

Total shareholders’ equity	125,008	97,485

Total liabilities and shareholders’ equity	210,852	189,334

Note:

1.	Basis of presentation

Since China Telecommunications Corporation controlled the Predecessor Operations transferred to the Company before the Restructuring and continues to control the Company after the Restructuring, the financial statements have been prepared as a reorganisation of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to the Company have been recognised at historical amounts. For periods prior to the legal formation of the Company and its subsidiaries (“the Group”), the assets, liabilities, revenue and expenses of the entities comprising the Predecessor Operations were combined in preparing the financial statements.

The consolidated financial statements present the results of the Group as if the Group had been in existence throughout the years presented and as if the Predecessor Operations were transferred to the Company from China Telecommunications Corporation as at 1 January 2001. In addition, the consolidated financial statements for the year ended 31 December 2001 include the results related to certain assets historically associated with the Predecessor Operations that were not transferred to the Company and were retained by China Telecommunications Corporation in connection with the Restructuring.

2.	Basic earnings per share

The calculation of basic earnings per share is based on the net profit of RMB16,864 million (2001: RMB6,883 million) and the weighted average number of shares in issue during the year of 69,241,674,942 (2001: 68,317,270,803), as if the 68,317,270,803 shares issued and outstanding upon the legal formation of the Company on 10 September 2002 had been outstanding for all periods presented. The weighted average number of shares for the year ended 31 December 2002 also reflects the issuance of 7,296,915,700 shares in 2002 in connection with the Company’s global initial public offering.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Operating Revenue

Our total operating revenue grew by RMB6,950 million, or 10.1%, from RMB68,546 million in 2001 to RMB75,496 million in 2002. Driven by the continued expansion of our wireline telephone subscriber base and a higher proportion of high-end subscribers, revenue from our local telephone services grew 12.1% to RMB35,847 million. Although revenue from our long distance telephone services decreased by 2.3% to RMB17,650 million as a result of increased proportion of VoIP calls and intense competition, the rate of decline decelerated from that of 2001. Fuelled by the surge in broadband subscribers and continued growth in managed data services, our total revenue from Internet and managed data services increased by 53.4% from that of 2001 to reach RMB5,564 million and to account for 7.4% of our total operating revenue in 2002. Total revenue from leased line services, interconnection and other services was RMB10,417 million in 2002, representing an increase of 21.3% from that of 2001. The amortised amount of upfront connection fees decreased by 4.3% to RMB6,018 million.

Operating Expenses

In 2002, we took the initiative to centralise our financial and budget management, equipment procurement, billing, network resource allocation and network maintenance to improve the efficiency of our resource utilisation, to rationalise our cost structure and to keep operating expenses under control.

Our total operating expenses increased by 7.3%, from RMB50,448 million in 2001 to RMB54,118 million in 2002. In 2002, depreciation and amortisation expenses, personnel expenses and interconnection and other expenses increased by 7.4%, 43.6% and 98.7% respectively from those of 2001. Excluding personnel expenses, selling, general and administrative expenses and network operations and support expenses decreased by 0.4% and 10.6% respectively.

Net Finance Costs/(Income)

Caused primarily by a change in net foreign exchange differences, we had net finance costs of RMB632 million in 2002 as opposed to net finance income of RMB293 million in 2001. We experienced a net foreign exchange loss of RMB221 million in 2002, as compared to a net foreign exchange gain of RMB430 million in 2001. In addition, while our gross interest expense in 2002 decreased by RMB94 million from 2001 as a result of repayment of bank loans, net interest expense increased from RMB383 million in 2001 to RMB551 million in 2002. This increase was primarily due to a reduction in the amount of capitalised interest of RMB262 million following a decrease in our capital expenditures.

Income Tax

In 2002, our income tax expense was RMB3,855 million, representing an effective tax rate of 18.5%.

Net Income

In 2002, we surpassed the profit forecast set out in our initial public offering prospectus. Driven by steady revenue growth, coupled with effective control over our operating expenses, we attained net income of RMB16,864 million for 2002 and our basic earning per share was RMB0.24.

EBITDA

Our EBITDA(1) was RMB42,260 million, representing an EBITDA margin (defined as EBITDA divided by total operating revenue) of 56.0%.

(1)	Our EBITDA represents profit before net finance (costs)/income, investment income, share of profit from associates, taxation, depreciation and amortisation and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditures, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect operating performance, financing capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent cash flows from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

Capital expenditures

Our capital expenditures decreased by 27.8%, from RMB40,028 million in 2001 to RMB28,919 million in 2002. The advanced and expansive network infrastructure we built in recent years, together with the improved utilisation of these resources, afforded us the flexibility to substantially decrease our capital expenditure in 2002.

We further rationalised the allocation of our capital expenditures in 2002. We continued to allocate a majority of our capital expenditures to the development of access infrastructure in order to meet subscriber growth needs and to strengthen our position as the owner of the “last mile.” Internet and data networks were another major area of capital expenditure as we capitalised on the surging demand for broadband, managed data and Internet services. In addition, we increased expenditures for our Business Support System (BSS), Operation Support System (OSS) and Management Support System (MSS) as part of our effort to improve customer service quality, operating efficiency and information disclosure. Our planned capital expenditures for 2003 and 2004 are RMB25,000 million and RMB23,500 million respectively.

Cash Flows

We experienced a net cash inflow of RMB12,541 million in 2002 as opposed to a net cash outflow of RMB9,979 million in 2001. In 2002, our cash flows from operating activities was RMB37,102 million, representing an increase of RMB4,341 million from that of 2001. Stemming from a substantial decrease in capital expenditures, net cash used in investing activities fell by RMB6,304 million to RMB29,095 million in 2002. Net cash from financing activities was RMB4,534 million in 2002, while net cash used in financing activities was RMB7,341 million in 2001. This change was primarily due to the net proceeds of RMB10,659 million we raised from the initial public offering of our shares in the fourth quarter of 2002. This cash inflow was offset by the substantial amount of bank loans we were able to repay, given the significant increase in cash flows from operating activities and the substantial decrease in our capital expenditures.

Our cash and cash equivalents were RMB16,423 million as at 31 December 2002, of which 70.2%, 23.4% and 6.4% were denominated in Renminbi, US dollars and Hong Kong dollars, respectively.

Indebtedness

With the benefits of increased cash flows from operating activities and decreased amount of cash used in investing activities, we paid off significant amount of bank loans. This, together with the proceeds from the initial public offering of our shares, have strengthened our capital structure. Our debt-to-asset ratio (defined as total debt divided by total assets) declined from 15.6% as at 31 December 2001 to 12.4% as at 31 December 2002. This has provided us with a solid foundation for continuing organic and external growth.

In 2002, we further centralised cash management to boost efficiency. Our total debt was reduced by RMB3,302 million to RMB26,247 million as at 31 December 2002, of which 84.0%, 10.0% and 6.0% were denominated in Renminbi, Japanese Yen and US dollar, respectively.

Having established and maintained high credit ratings at major commercial banks in the PRC, we have been able to obtain adequate debt financing on preferable terms. In 2002, we fine-tuned our debt financing strategy to achieve the dual objectives of reducing financing cost and managing financial risks. The weighted average interest rate of our short-term debt was 4.7% as at 31 December 2002, representing an 80 basis points decrease from that as at 31 December 2001.

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

Reconciliation of net profit and shareholders’ equity under IFRS to US GAAP

The effect on net profit of significant differences between IFRS and US GAAP for the year ended 31 December 2002 is as follows:

			2002	2002	2001
	Note		US$ millions	RMB millions	RMB millions
			(Note c )
Net profit under IFRS			2,037	16,864	6,883
US GAAP adjustments:
Reversal of deficit on revaluation of property, plant and equipment, net of minority interests	(a	)	—	—	11,838
Depreciation on revalued property, plant and equipment	(a	)	(186)	(1,542)	—
Disposal of revalued property, plant and equipment	(b	)	(7)	(55)	—
Deferred tax effect of US GAAP adjustments	(a	)	64	527	(3,936)

Net profit under US GAAP			1,908	15,794	14,785

Basic earnings per share under US GAAP			0.03	0.23	0.22

Basic earnings per ADS* under US GAAP			2.76	22.81	21.64

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

The effect on shareholders’ equity of significant differences between IFRS and US GAAP as at 31 December 2002 is as follows:

			2002		2002	2001
	Note		US$ millions		RMB millions	RMB millions
			(Note c	)
Shareholders’ equity under IFRS			15,098		125,008	97,485
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests	(a	)	735		6,087	7,684
Deferred tax effect of US GAAP adjustment	(a	)	(246)		(2,039)	(2,566)

Shareholders’ equity under US GAAP			15,587		129,056	102,603

Note:

(a)	Revaluation of property, plant and equipment

In connection with the Restructuring, the property, plant and equipment of the Group were revalued as at 31 December 2001 (see note 3 on the financial statements for further details). The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2001. Such revaluation resulted in an increase directly to shareholders’ equity of RMB4,154 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group’s property, plant and equipment, whose carrying amount was reduced in connection with the Restructuring, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge to income recorded under IFRS as a result of the Restructuring are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in shareholders’ equity.

(b)	Disposal of revalued property, plant and equipment

Under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset’s historical carrying amount and included in current earnings.

(c)	Solely for the convenience of the reader, the amounts for 2002 have been translated into United States dollars at the noon buying rate in New York City on 31 December 2002 for cable transfers in RMB as certified for custom purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.2800. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 31 December 2002, or at any other date.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2002, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

COMPLIANCE WITH CODE OF BEST PRACTICE

Throughout the period commencing from the date of the listing of the Company’s H shares on The Stock Exchange of Hong Kong Limited on 15 November 2002 through to 31 December 2002, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules.

CLOSURE OF SHARE REGISTRAR

The Company’s share registrar will be closed from Tuesday, 20 May 2003 until Friday, 20 June 2003 (inclusive of both days), during which period all transfers of shares in the Company will be suspended. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Computer share Hong Kong Investor Services Limited at 1712—1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, before 4:00 pm on Monday, 19 May 2003.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2002 containing all information required by Appendix 16 of the Listing Rules has been published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.chinatelecom-h.com)

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies.

Please also refer to published version of this announcement in the (South China Morning Post)

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that an Annual General Meeting of China Telecom Corporation Limited (the “Company”) for the year ended 31 December 2002 will be held at 10:00 a.m. on 20 June 2003 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC to consider the following businesses:

ORDINARY RESOLUTIONS

1.	to consider and approve the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditors for the year ended 31 December 2002;

2.	to consider and approve the profit distribution proposal and declaration and payment of a final dividend for the year ended 31 December 2002;

3.	to consider and approve the appointment of Mr. Shi Wanpeng as an independent non-executive director of the Company;

4.	to consider and approve the annual remuneration proposal for the Company’s directors for the year to be ended 31 December 2003. The current salary system of a state-owned enterprise shall be changed into the salary system based on a joint stock company with salary benefits of a joint stock company which include the basic salary, allowance and subsidies, performance based bonus, annuity, insurance benefits and share appreciation rights;

5.	to consider and approve the reappointment of KPMG Huazhen as the Company’s domestic auditors and KPMG as the Company’s international auditors for the year ending 31 December 2003 and the authorisation to the directors to fix the remuneration thereof; and

6.	to consider and approve other matters, if any.

And as special business, to consider and, if thought fit, to pass the followings as special resolutions:

SPECIAL RESOLUTIONS

7.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the directors under this Resolution by resolution of the Company’s shareholders in general meetings; and

“Rights Issue” means an offer of shares open for a period fixed by the directors to holders of Shares on the register of members on a fixed record date in proportion of their then holdings of such Shares (subject to such exclusion or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”

8.	“THAT the directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 7 in respect of the share capital of the Company repurchased by the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.”

After the completion of the global offering of the Company’s shares and pursuant to the Chinese laws and regulations, the following amendments to the Articles of Association shall be made to the provisions relating to the Company’s shareholding structure.

9.	“THAT amendments shall be made to the Articles of Association in order to reflect the aggregate number of shares issued by the Company and the details of the amendments are as follows:

(a)	Article 6 of the Articles of Association shall be restated as follows:

In accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the “Mandatory Provisions”) and other PRC laws and administrative regulations, the Company convened its general meeting on 20 June 2003 to amend the original Articles of Association of the Company (the “Original Articles of Association”) and adopt these Articles of Association (the “Articles of Association” or “these Articles of Association”).

(b)	Article 20 of the Company’s Articles of Association shall be restated as follows:

By the approval of the relevant companies department authorised by the State Council, the Company may issue a total of 75,614,186,503 ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing 90.35% of the entire issued share capital.

(c)	Article 21 of the Company’s Articles of Association shall be restated as follows:

All the 7,296,915,700 ordinary shares issued by the Company after its incorporation are the overseas-listed foreign-invested shares (H Shares). A total of 730,494,300 shares have been reduced from the respective shareholdings of the State-owned shareholders of the Company, namely, China Telecommunications Corporation, Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company during the global offering and all the reduced shares have become the overseas-listed foreign-invested shares (H Shares). The total of the overseas-listed foreign-invested shares (H Shares) issued by the Company shall be 8,027,410,000 shares, representing 10.62% of the issued share capital of the Company.

The share capital structure of the Company is as follows: there are a total of 75,614,186,503 ordinary shares issued, of which 58,809,120,182 shares are held by the promoter, China Telecommunications Corporation, representing 77.78% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., holding a total of 5,658,608,387 shares representing 7.48% of the total of the ordinary shares issued by the Company, Jiangsu Guoxin Investment Group Co., Ltd., holding a total of 964,621,836 shares representing 1.27% of the total of the ordinary shares issued by the Company and Zhejiang Financial Development Company, holding a total of 2,154,426,098 shares representing 2.85% of the total of the ordinary shares issued by the Company. A total of 8,027,410,000 overseas-listed foreign-invested share are held by holders of overseas-listed foreign-invested shares, representing 10.62% of the total of the ordinary shares issued by the Company.”

10.	“THAT Article 43 of the Articles of Association shall be amended as follows due to the repeal of the Securities (Clearing Houses) Ordinance on 1 April 2003:

The transfer of Overseas-Listed Foreign Invested Shares in the Company listed in Hong Kong shall be carried out in writing on normal or standard instruments of transfer or on a form acceptable to the Board of Directors; and such transfer instrument can be signed only by hand or, if the transferor or transferee is a securities clearing institution or its representative recognised in accordance with section 37 of the Securities and Futures Ordinance (Hong Kong Law Chapter 571), signed by hand or signed in printed mechanical form. All the transfer instruments shall be maintained in the legal address of the Company or other place the Board of Director may designate from time to time.”

By Order of the Board

Li Ping

Company Secretary

Beijing, PRC

24 April 2003

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:00 p.m. on 19 May 2003 (Monday) and then registered as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(2)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2002, which is expected to be despatched to shareholders before 30 April 2003 (Wednesday).

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Secretariat of the board for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

The address of the share registrar for the Company’s H Shares is as follows:

Computershare Hong Kong Investor Services Limited

Rooms 1712—1716, 17th Floor, Hopewell Centre 183 Queens Road East, Wanchai, Hong Kong

(4)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5)	In connection with special resolution 7 set out above, the directors have no plans to issue any new share for the time being. In accordance with section 57B of the Companies Ordinance (Cap. 32) and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the authorisation given by the shareholders is a general mandate.

(6)	The registration procedure for attending the annual general meeting:

(a)	shareholder attending the annual general meeting in person or by proxy shall present its identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present the copy of the relevant resolution of the board or other decision making authority in order to attend the annual general meeting; and

(b)	shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Secretariat on or before 30 May 2003 (Friday).

(7)	Closure of the register of members:

The register of members of the Company will be closed from 20 May 2003 (Tuesday) to 20 June 2003 (Friday) (both days inclusive).

(8)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transportation and accommodation expenses.

(9)	The address of the Secretariat of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person:	Li Ping
Telephone:	(8610) 6642 8166
Fascmile:	(8610) 6601 0728

Please also refer to the published version of this announcement in the (South China Morning Post)